UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                         (Amendment No. __)

                       J NET ENTERPRISES, INC.
_________________________________________________________________
                            (Name of Issuer)

                      COMMON STOCK, $.01 PAR VALUE
_________________________________________________________________
                    (Title of Class of Securities)

                              46622V102
_________________________________________________________________
                            (CUSIP Number)

                              ALAN I. ANNEX
                          GREENBERG TRAURIG LLP
                             200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                                 212-801-9200
_________________________________________________________________
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                             June 2, 2004
_________________________________________________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         J. Philip Clark & Deborah K Clark, TTEES U/A DTD 10/6/94
         J. Philip & Deborah K Clark Trust
__________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See
          Instructions)

         (a) ( )           (b) (x)
__________________________________________________________________

     3.  SEC Use Only
__________________________________________________________________
     4.  Source of Funds (See Instructions)

         OO
__________________________________________________________________
     5.  Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)
__________________________________________________________________
     6.  Citizenship or Place of Organization

         United States
_________________________________________________________________
      Number of         7.  Sole Voting Power                0
      Shares           __________________________________________
      Beneficially      8.  Shared Voting Power      1,136,964
      Owned by         __________________________________________
      Each              9.  Sole Dispositive Power           0
      Reporting        __________________________________________
      Person With      10.  Shared Dispositive Power 1,136,964
_________________________________________________________________
      11. Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,136,964
_________________________________________________________________
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]*
_________________________________________________________________
      13. Percent of Class Represented by Amount in Row (11)

          6.4%
_________________________________________________________________

      14. Type of Reporting Person (See Instructions)

          IN
_________________________________________________________________
* The aggregate amount in Row (11) excludes shares held by other parties to the Stockholders Agreement described in Item 6.
_________________________________________________________________

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         J. Philip Clark
__________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See
          Instructions)

         (a) ( )           (b) (x)
__________________________________________________________________

     3.  SEC Use Only
__________________________________________________________________
     4.  Source of Funds (See Instructions)

         OO
__________________________________________________________________
     5.  Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)
__________________________________________________________________
     6.  Citizenship or Place of Organization

         United States
_________________________________________________________________
      Number of         7.  Sole Voting Power                0
      Shares           __________________________________________
      Beneficially      8.  Shared Voting Power      1,136,964
      Owned by         __________________________________________
      Each              9.  Sole Dispositive Power           0
      Reporting        __________________________________________
      Person With      10.  Shared Dispositive Power 1,136,964
_________________________________________________________________
      11. Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,136,964
_________________________________________________________________
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]*
_________________________________________________________________
      13. Percent of Class Represented by Amount in Row (11)

          6.4%
_________________________________________________________________

      14. Type of Reporting Person (See Instructions)

          IN
_________________________________________________________________
* The aggregate amount in Row (11) excludes shares held by other parties to the Stockholders Agreement described in Item 6.

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value
     $.01 per share (the "Common Stock") of J Net Enterprises, Inc.
     ("J Net" or the "Company"), a Nevada corporation. The address of the principal offices of J Net is 4020 Lake Creek Drive, Suite 100, Wilson, Wyoming 83014.

Item 2.  Identity and Background

         (a) J. Philip Clark ("JPC") and J. Philip Clark and Deborah K. Clark TTEES U/A DTD 10/6/94, J. Philip & Deborah K. Clark Trust ("Trust," and together with JPC, "Filing Persons"). JPC is Trustee of the Trust.

         (b)  c/o Berenson & Company
              667 Madison Avenue
              New York, NY  10021

         (c)  JPC is Executive Vice President - Client Management of the
              Company.

         (d) During the last five years neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) During the last five years neither Filing Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of Funds or Other Consideration.

         Filing Persons obtained all their shares of Common Stock pursuant to the Acquisition described in Item 4 below.

Item 4.  Purpose of Transaction.

     Filing Persons obtained their shares of Common Stock pursuant to an acquisition transaction (the "Acquisition"), completed by the Company on June 2, 2004, in which the Company's wholly-owned subsidiary Epoch Acquisition Corp., merged with and into Epoch Investment Partners, Inc., a Delaware corporation ("Epoch"), in consideration for, upon the satisfaction of certain conditions, the issuance of a majority of the Company's shares of Common Stock to the former stockholders of Epoch, including Filing Persons. The Company intends to carry on Epoch's investment advisory and investment management business as the Company's primary line of business. Additional shares of Common Stock will be issued to Filing Persons and the other former stockholders of Epoch if the Company in the future incurs costs relating to taxes for periods prior to the effective time of the Acquisition of greater than $2 million.

     The Company, Fililng Persons and certain of the Company's other stockholders have agreed, pursuant to a Stockholders Agreement, dated as of June 2, 2004 (the "Stockholders Agreement"), that the total number of members of the board of directors will be increased from five to seven following the Acquisition and that William W. Priest has the right to designate four members of the Company's board of directors at any meeting of stockholders.

     Except as described in the foregoing paragraphs, no Filing Person has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company' business or corporate structure; (g) any change in the Company' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Reference is made to the Agreement and Plan of Merger, dated as of June 2, 2004, which governed the Acquisition, and to the Stockholders Agreement, which were filed as Exhibit 2.1 and 10.1, respectively, to the Company's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 3, 2004 (the "Form 8-K"), and are incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

     (a)  Aggregate Number: 1,136,964 shares of Common Stock; Percentage:
          6.4%.

     (b)  Except as described in the summary of the Stockholders Agreement in
          Item 6, Filing Person has the power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

     (c) None other than Filing Persons' acquisition of shares of Common Stock pursuant to the Acquisition.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Company, Filing Persons and the other former Epoch stockholders and certain trusts formed by them (their "Family Affiliates") and David R. Markin and Allan R. Tessler (the "Existing Stockholders") entered into the Stockholders Agreement. The Stockholders Agreement governs vesting, transfers and voting of the shares of Common Stock received by the former Epoch stockholders and Family Affiliates in the Acquisition and the shares of Common Stock held by the Existing Stockholders (the "Initial Shares"). The parties to the Stockholders Agreement beneficially own an aggregate of 10,279,593 shares of Common Stock, representing 56.5% of the total number of shares outstanding as of June 2, 2004.


     The Stockholders Agreement provides that the Initial Shares held by the former Epoch stockholders who are to be employees of the Company going forward (the "Employee Owners") and their Family Affiliates will be subject to vesting over a three year period on the following schedule: 12.5% vested as of the date of the Stockholders Agreement, 25% vested as of the first anniversary thereof, 50% vested as of the second anniversary thereof and 100% vested as of the third anniversary thereof. If an Employee Owner's employment with the Company is terminated within three years of the date of the Stockholders Agreement, the unvested Initial Shares held by such Employee Owner and his or her Family Affiliates will be subject to purchase by the Company at a price of $0.01 per share.

     The Stockholders Agreement prohibits any transfers of Initial Shares by the former Epoch stockholders or their Family Affiliates or the Existing Stockholders (together, the "Stockholder Parties") prior to June 2, 2007, except in those circumstances noted below. Thereafter, the Stockholder Parties may transfer their Initial Shares only as follows:

         . Each Employee Owner together with his or her Family Affiliates may in the aggregate transfer (1) on and after June 2, 2007 and prior to June 2, 2008, a number of Initial Shares not to exceed 12.5% of the aggregate number of Initial Shares received in the Acquisition by such Employee Owner and Family Affiliates, (2) on and after June 2, 2008 and prior to June 2, 2009, a number of Initial Shares not to exceed 12.5% of the aggregate number of Initial Shares received in the Acquisition by such Employee Owner and Family Affiliates, (3) on and after June 2, 2009 and prior to June 2, 2010, a number of Initial Shares not to exceed 25% of the aggregate number of Initial Shares received in the Acquisition by such Employee Owner and Family Affiliates and
            (4) on and after June 2, 2010, any number of Initial Shares, provided that, in all cases, prior to the first anniversary of the termination of employment of any Employee Owner, neither such Employee Owner nor his or her Family Affiliates may transfer Initial Shares if, as a result of such transfer, such Employee Owner and Family Affiliates would in the aggregate own less than 30% of the aggregate number of Initial Shares received in the Acquisition by such Employee Owner and Family Affiliates. The number of Initial Shares eligible for transfer in any one calendar year but not transferred may be added to the number otherwise eligible to be transferred in any future year.

         . Each Stockholder Party other than the Employee Owners and their Family Affiliates may transfer any Initial Shares on and after the third anniversary of the date of the Stockholders
            Agreement.

     Notwithstanding the foregoing, if an Employee Owner's employment with the Company terminates due to disability or death, the Employee Owner (or his or her estate) and his or her Family Affiliates may transfer any vested Initial Shares without restriction. In addition, the Company's board of directors or a body designated by the Company's board of directors has the authority to make exceptions to any or all of the transfer restrictions applicable to vested Initial Shares contained in the Stockholders Agreement and may permit or cause other persons to become party to the agreement.

     Each of the Stockholder Parties has agreed to vote their shares and take any other actions necessary to effectuate the following agreements:

     1.  the Company's board of directors will have seven members;

     2. four of those directors will be designated by William W. Priest (of which at least two will not be current or former shareholders or officers of Epoch), who will also have the right to cause the removal and/or replacement of those directors in the future;

     3. three of the directors on the board prior to the effective time of the Acquisition (Allan R. Tessler, David R. Markin and Eugene M. Freedman) shall continue to serve as members of the board; and

     4. the bylaws of the Company shall be amended to provide that the following decisions of the board of directors must be made by a two-third majority: (i) compensation of William W. Priest except as otherwise agreed in the Stockholders Agreement, (ii) issuance of additional shares of the Company to any Employee Owner (other than pursuant to the Merger Agreement) and (iii) any amendment of the Stockholders Agreement.

     The Stockholders Agreement provides that the agreement of the Stockholder Parties to vote in accordance with these provisions will expire on June 2, 2007, provided that the obligation of each Employee Owner and his or her Family Affiliates shall continue thereafter with respect to provisions 1 and 2 above as long as any of them holds any Initial Shares and William W. Priest is employed by the Company.

     Except as set forth in the foregoing paragraphs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Filing Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

     A joint filing agreement is attached.  Incorporated by reference to this
     Schedule 13D are the Agreement and Plan of Merger and the Stockholders Agreement referred to in Item 4 hereof, which were filed as Exhibit 2.1 and Exhibit 10.1, respectively, to the Company's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 3, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2004      J. PHILIP CLARK & DEBORAH K. CLARK, TTEES
                           U/A DTD 10/6/94, J. PHILIP CLARK
                           AND DEBORAH K. CLARK TRUST

                           By:   /s/  J. Philip Clark
                                 ____________________
                                 J. Philip Clark
                                 Trustee

Dated:  June 15, 2004            /s/  J. Philip Clark
                                 ____________________
                                 J. Philip Clark


                     JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of J Net Enterprises, Inc., and hereby affirm that this Schedule l3D is being filed on behalf of each of the undersigned.

Dated:  June 15, 2004      J. PHILIP CLARK & DEBORAH K. CLARK, TTEES
                           U/A DTD 10/6/94, J. PHILIP CLARK
                           AND DEBORAH K. CLARK TRUST

                           By:   /s/  J. Philip Clark
                                 ____________________
                                 J. Philip Clark
                                 Trustee

Dated:  June 15, 2004            /s/  J. Philip Clark
                                 ____________________
                                 J. Philip Clark